FOR IMMEDIATE RELEASE               Contact: Guy T. Marcus
10/26/00                                     Vice President-Investor Relations
                                             214/978-2691

          HALLIBURTON RELEASES THIRD QUARTER EARNINGS, UP SIGNIFICANTLY
                      OVER PRIOR YEAR AND PREVIOUS QUARTER


         DALLAS, Texas -- Halliburton Company (NYSE:HAL) reported today that 2000 third quarter net income was $157 million ($0.35 per share diluted), representing a 109 percent increase over the prior quarter, and a 171 percent increase compared to the third quarter of 1999.

         Revenues from continuing operations were $3 billion, representing an increase of $156 million on a sequential basis. Operating income followed suit, increasing $122 million over the same period. Compared to the prior year's quarter, operating income increased $167 million on increased revenues.

         Two nonrecurring items affected the third quarter. Operating results benefited from an $88 million pre-tax gain ($0.12 per share diluted, after tax) on the sale of marine vessels and were reduced by a $9 million pre-tax expense ($0.01 per share diluted, after tax) associated with the early retirement of the previous chairman of the Company. Without these items, operating income increased over 100 percent year-over-year and 34 percent sequentially. Net income excluding these items was $109 million ($0.24 cents per share diluted).

         Dave Lesar, Halliburton's chairman of the board, president and chief executive officer, said, "I am very pleased with the Company's growth in earnings, which were driven by substantial operating improvements in our Energy Services Group. As activity levels within the oil and gas industry have continued to accelerate, we have increased our capacity utilization, especially in North America. Combined with the effects of stronger pricing of products and services within Halliburton Energy Services, we have been able to continue our strong performance that began earlier this year."

2000 Third Quarter Segment Results
         The Energy Services Group business segment's 2000 third quarter revenues were $2 billion, representing a 19 percent increase year-over-year and a 7 percent increase sequentially. The Halliburton Energy Services business unit led the segment

                                     -more-

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Halliburton Company                                   page 2


with a 31 percent quarterly increase in revenues year-over-year and a 9 percent increase sequentially.

         Geographically, the Energy Services Group business segment's United States revenues increased 53 percent year-over-year and 20 percent sequentially. International revenues increased five percent year-over-year and were flat sequentially. In total, international revenues represented 63 percent of the segment's revenues for the quarter.

         The Energy Services Group segment's 2000 third quarter operating income of $233 million increased $177 million from the year ago quarter and $126 million sequentially. Excluding the $88 million gain on the sale of marine vessels, operating income for the quarter increased 159 percent year-over-year and 36 percent sequentially. These improvements in operating income primarily resulted from higher capacity utilization and price improvements within Halliburton Energy Services, where incremental margins were 30 percent year-over-year and 28 percent sequentially. Excluding the gain on the sale of marine vessels, Brown & Root Energy Services' operating income of $10 million was negatively impacted by continuing low capacity utilization and by delayed customer projects. Increased sales and profitability on software at Landmark Graphics contributed to the segment's improved operating income.

         The Engineering and Construction Group business segment's revenues in the 2000 third quarter were $1 billion, a 3 percent increase sequentially but a 21 percent decline from the year ago quarter. Most of the decline was attributable to reduced customer spending associated with Kellogg Brown & Root's downstream petroleum industry business. Operating income from the Engineering and Construction Group in the 2000 third quarter was $41 million, up $5 million sequentially and flat compared to the year ago quarter.

Discontinued Operations
         Earlier this year we announced plans to sell our Dresser Equipment Group's business units to sharpen focus on our core business activities. Therefore, such businesses are accounted for as discontinued operations. Net income from discontinued operations in the 2000 third quarter was $27 million ($0.06 per share diluted) compared to $20 million ($0.04 per share diluted) in the year ago quarter. Sale of the Group's business units is expected to be completed before the end of the first quarter of 2001.


                                     -more-

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

Halliburton Company                                   page 3


Technology and Business Successes
      During the last three months, Halliburton achieved a number of technology and business successes, including:

      o Halliburton Company acquired a 15 percent equity position in Petroleum Place, Inc., a leading industry Internet company focused on the global oil and gas property acquisition and divestiture market. Landmark Graphics Corporation, a Halliburton Company, will form a strategic alliance with Petroleum Place to provide online access to relevant Landmark software for use in the acquisition and development process, and will participate in joint software development for Internet-based property evaluations.

      o Halliburton Energy Services announced the introduction of DeepWater Flo-Stop(TM) (DWFS) 5000 - a single liquid additive used to control hazardous shallow water flow zones while cementing in deepwater. The additive can be used with cement already on the rig; thus, eliminating the logistics, rig-time and bulk transfer problems generally associated with costly specialty blends.

      o Baroid Drilling Fluids, a product-service line of Halliburton Energy Services, participated in drilling one of the world's most extreme inclination wells - at an angle of 164.7 degrees - offshore East Asia. Utilizing Baroid's PETROFREE drilling fluid system, the Operator was able to successfully drill the world record well while minimizing potential risks to the environment.

      o Halliburton Energy Services entered into a strategic agreement with 4th Wave Imaging Corporation to offer 3D time-lapse vertical seismic profile services to oil and gas producing companies. The agreement brings together Halliburton's global leadership in providing reservoir management solutions with 4th Wave Imaging's industry recognized expertise in time-lapse 3D surface seismic data analysis and interpretation (commonly referred to as 4D seismic).

      o Halliburton Energy Services introduced two new cementing unit designs that will integrate the proven pumping and mixing systems its customers have come to expect, with innovative safety and technologically-advanced features. As a result of the growing demand for the company's products and services, more than 60 new cementing units - consisting of the Elite(TM) model, along with the Precision(TM) model - will be manufactured and deployed throughout North America over the next 12 months.

      o Halliburton Energy Services has been selected by Shell Petroleum Development Company of Nigeria Limited (SPDC) and its partners to provide

                                     -more-

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


Halliburton Company                                   page 4


           cementing and drilling fluids services on Shell's EA Development offshore Nigeria. This 54-well project is the first major offshore oil and gas development for SPDC in Nigeria and is expected to begin operations in April 2001. The contract is valued at approximately $50 million.

           This is the same development for which, earlier this year, SPDC awarded Brown & Root Energy Services an engineering, procurement, installation and commission lump sum contract that includes fabrication of a mooring facility and one of the largest floating production, storage and offloading vessels built in the last five years. That contract is valued at approximately $300 million.

      o Brown & Root Services has been awarded a contract by the Defense Threat Reduction Agency to provide integrated project management, integrated logistics support, and data management to eliminate Russian Inter-Continental Ballistic Missiles and their silos. The project, under the Strategic Arms Reduction Treaty, consists of a two-year base agreement with seven option years. The project has a maximum value of $283 million and is currently in the start-up phase.

         Halliburton Company, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group and Engineering and Construction Group business segments. The company's World Wide Web site can be accessed at http://www.halliburton.com.

NOTE: In accordance with the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995, Halliburton Company cautions that statements in this press release which are forward looking and which provide other than historical information involve risks and uncertainties that may impact the company's actual results of operations. Please see Halliburton's Form 10-Q for the quarter ended June 30, 2000 for a more complete discussion of such risk factors.

                               Page 8 of 12 Pages
                       The Exhibit Index Appears on Page 4

                                                          HALLIBURTON COMPANY
                                                   Consolidated Statements of Income
                                                              (Unaudited)
                                                        Third Quarter Ended             Nine Months Ended
                                                           September 30                    September 30
                                                    ----------------------------    ---------------------------
                                                       2000            1999            2000            1999
                                                    ------------    ------------    ------------    -----------
                                                            Millions of dollars except per share data
Revenues
Energy Services Group                                $   2,021        $ 1,700        $   5,641        $ 5,134
Engineering and Construction Group                       1,003          1,273            3,110          4,153
                                                    ------------    ------------    ------------    -----------
   Total revenues                                    $   3,024        $ 2,973        $   8,751        $ 9,287
                                                    ============    ============    ============    ===========
Operating income
Energy Services Group *                              $     233        $    56        $     402        $   162
Engineering and Construction Group                          41             41              113            163
General corporate                                          (26)           (16)             (60)           (50)
Special charges and credits                                  -              -                -             47
                                                    ------------    ------------    ------------    -----------
   Total operating income                                  248             81              455            322
Interest expense                                           (38)           (38)            (104)          (106)
Interest income                                              6             31               16             68
Foreign currency gains (losses), net                         4             (4)              (3)            (2)
Other nonoperating, net                                     (1)            (1)              (1)           (25)
                                                    ------------    ------------    ------------    -----------
Income from continuing operations before
   income taxes, minority interests, and change
   in accounting method                                    219             69              363            257
Provision for income taxes                                 (84)           (27)            (140)           (98)
Minority interest in net income of subsidiaries             (5)            (4)             (14)           (13)
                                                    ------------    ------------    ------------    -----------
Income from continuing operations before
   change in accounting method                             130             38              209            146
Discontinued operations:
Income from discontinued operations                         27             20               72             76
Gain on disposal of discontinued operations                  -              -              215              -
                                                    ------------    ------------    ------------    -----------
   Total discontinued operations                            27             20              287             76
                                                    ------------    ------------    ------------    -----------
Cumulative effect of change in accounting
   method, net                                               -              -                -            (19)
                                                    ------------    ------------    ------------    -----------
Net income                                           $     157        $    58        $     496        $   203
                                                    ============    ============    ============    ===========
Basic income per share:
Continuing operations before
   change in accounting method                       $    0.29        $  0.09        $    0.47        $  0.33
Income from discontinued operations                       0.06           0.04             0.16           0.17
                                                    ------------    ------------    ------------    -----------
                                                          0.35           0.13             0.63           0.50
Gain on disposal of discontinued operations                  -              -             0.49              -
Change in accounting method                                  -              -                -          (0.04)
                                                    ------------    ------------    ------------    -----------
Net income                                           $    0.35        $  0.13        $    1.12        $  0.46
                                                    ============    ============    ============    ===========
Diluted income per share:
Continuing operations before change in
   accounting method                                 $    0.29        $  0.09        $    0.47        $  0.33
Income from discontinued operations                       0.06           0.04             0.16           0.17
                                                    ------------    ------------    ------------    -----------
                                                          0.35           0.13             0.63           0.50
Gain on disposal of discontinued operations                  -              -             0.48              -
Change in accounting method                                  -              -                -          (0.04)
                                                    ------------    ------------    ------------    -----------
Net income                                           $    0.35        $  0.13        $    1.11        $  0.46
                                                    ============    ============    ============    ===========

Basic average common shares outstanding                    445            441              444            440
Diluted average common shares outstanding                  451            445              448            443

* Includes $88m gain on sale of marine vessels in the third quarter ended and nine months ended September 30, 2000.

                               Page 9 of 12 Pages
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

                                                          HALLIBURTON COMPANY
                                                    Pro Forma Statements of Income
                                                              (Unaudited)

                                                        Third Quarter Ended             Nine Months Ended
                                                           September 30                    September 30
                                                    ----------------------------    ---------------------------
                                                       2000            1999            2000            1999
                                                    ------------    ------------    ------------    -----------
                                                            Millions of dollars except per share data
Revenues
Energy Services Group                                $   2,021        $ 1,700        $   5,641        $ 5,134
Engineering and Construction Group                       1,003          1,273            3,110          4,153
Dresser Equipment Group                                    346            560            1,037          1,840
                                                    ------------    ------------    ------------    -----------
   Total revenues                                    $   3,370        $ 3,533        $   9,788        $11,127
                                                    ============    ============    ============    ===========

Operating income
Energy Services Group *                              $     233        $    56        $     402        $   162
Engineering and Construction Group                          41             41              113            163
Dresser Equipment Group                                     42             33              115            140
General corporate                                          (26)           (16)             (60)           (50)
Special charges and credits                                  -              -                -             47
                                                    ------------    ------------    ------------    -----------
   Total operating income                                  290            114              570            462

Interest expense                                           (39)           (38)            (107)          (108)
Interest income                                              7             32               19             70
Foreign currency gains (losses), net                         4             (4)              (2)            (1)
Other nonoperating, net                                     (1)            (1)              (1)           (25)
                                                    ------------    ------------    ------------    -----------
Pro forma income before income taxes,
   minority interests, and change in accounting
   method                                                  261            103              479            398
Provision for income taxes                                 (99)           (40)            (184)          (153)
Minority interest in net income of subsidiaries             (5)            (5)             (14)           (23)
                                                    ------------    ------------    ------------    -----------
Pro forma income before change in
   accounting method                                       157             58              281            222
Cumulative effect of change in accounting
   method, net                                               -              -                -            (19)
                                                    ------------    ------------    ------------    -----------
Pro forma net income                                 $     157        $    58        $     281        $   203
                                                    ============    ============    ============    ===========

Basic pro  forma income per share:
Before change in accounting method                   $    0.35        $  0.13        $    0.63        $  0.50
Change in accounting method                                  -              -                -          (0.04)
                                                    ------------    ------------    ------------    -----------
Pro forma net income                                 $    0.35        $  0.13        $    0.63        $  0.46
                                                    ============    ============    ============    ===========

Diluted pro forma income per share:
Before change in accounting method                   $    0.35        $  0.13        $    0.63        $  0.50
Change in accounting method                                  -              -                -          (0.04)
                                                    ------------    ------------    ------------    -----------
Pro forma net income                                 $    0.35        $  0.13        $    0.63        $  0.46
                                                    ============    ============    ============    ===========

Basic average common shares outstanding                    445            441              444            440
Diluted average common shares outstanding                  451            445              448            443

Note: The above pro forma financial information is for comparative purposes and presented on a basis other than generally accepted accounting principles. This pro forma income statement excludes the gain on sale of the Dresser-Rand joint venture and treats Dresser Equipment Group as continuing operations.

* Includes $88m gain on sale of marine vessels in the third quarter ended and nine months ended September 30, 2000.

                               Page 10 of 12 Pages
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

                                                          HALLIBURTON COMPANY
                                     Comparisons on Depreciation, Depletion & Amortization, Capex
                                                      And Research & Development
                                                              (Unaudited)
                                                            ($ in millions)

                                                               3rd Qtr   3rd Qtr    Incr/    2nd Qtr   Incr/
                                                                 2000      1999     (Decr)    2000     (Decr)
                                                               --------- --------- --------- -------- ---------
Depreciation, Depletion & Amortization

Depreciation, Depletion, Amortization of Intangibles               100       108        (8)       96        4
Amortization of Goodwill                                            12         4         8         7        5
   Energy Services Group Total                                     112       112         0       103        9

Depreciation, Depletion, Amortization of Intangibles                 7         7         0         7        0
Amortization of Goodwill                                             2         2         0         2        0
   Engineering & Construction Group Total                            9         9         0         9        0

Depreciation, Depletion, Amortization of Intangibles                18        14         4        16        2
Amortization of Goodwill                                             0         0         0         0        0
   Corporate Total                                                  18        14         4        16        2

Total Depreciation, Depletion, Amortization of Intangibles         125       129        (4)      119        6
Total Amortization of Goodwill                                      14         6         8         9        5
                                                               --------- --------- --------- -------- ---------
   Total Expense for Continuing Operations                      $  139    $  135     $   4    $  128    $  11

Depreciation, Depletion, Amortization of Intangibles                10        20       (10)       10        0
Amortization of Goodwill                                             2         2         0         2        0
                                                               --------- --------- --------- -------- ---------
   Dresser Equipment Group Total (Discontinued Ops)             $   12    $   22     $ (10)   $   12    $   0

                                                               --------- --------- --------- -------- ---------
Total Depreciation, Depletion, Amortization Expense             $  151    $  157     $  (6)   $  140    $  11
                                                               ========= ========= ========= ======== =========

Capital Expenditures

Energy Services Group                                              163       136        27       104       59

Engineering & Construction Group                                     1         9        (8)       (3)       4

Corporate and Other                                                 11         2         9        10        1
                                                               --------- --------- --------- -------- ---------
   Total for Continuing Operations                              $  175    $  147     $  28    $  111    $  64

Dresser Equipment Group (Discontinued Ops)                           6        19       (13)        6        0
                                                               --------- --------- --------- -------- ---------
   Total Capital Expenditures                                   $  181    $  166     $  15    $  117    $  64
                                                               ========= ========= ========= ======== =========

Research and Development

Energy Services Group                                               60        49        11        56        4

Engineering & Construction Group                                     2         1         1         3       (1)

Dresser Equipment Group                                              6         9        (3)        6        0
                                                               --------- --------- --------- -------- ---------
   Total Research and Development                               $   68    $   59     $   9    $   65    $   3
                                                               ========= ========= ========= ======== =========

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

                                                          HALLIBURTON COMPANY
                                                                Backlog
                                                            Quarters Ended
                                                            ($ in millions)

                                                 Dec 31         Mar 31          Jun 30         Sep 30
                                                  1999           2000            2000           2000
                                              -------------- -------------- --------------- --------------
Energy Services Group                           $   2,604      $   2,251      $   4,014       $   3,801

Engineering and Construction Group                  6,541          6,076          5,527           6,065
                                              -------------- -------------- --------------- --------------

Backlog from Continuing Operations              $   9,145      $   8,327      $   9,541       $   9,866

Backlog from Discontinued Operations            $   1,022      $     331      $     334       $     321

                                              -------------- -------------- --------------- --------------
Total Backlog                                   $  10,167      $   8,658      $   9,875       $  10,187
                                              ============== ============== =============== ==============

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